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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 9, 2004

Norsk Hydro ASA
(Exact name of registrant as specified in its charter)

Drammensveien 264, N-0240 Oslo, Norway
(Address of principal executive offices)

033-61360
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether by furnishing the
information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

Offers to Purchase for Cash, each dated November 3, 2004

IMPORTANT NOTICE

        NOT FOR DISTRIBUTION TO ANY ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN ITALY.

        IMPORTANT:    You must read the following before continuing. The following applies to the Offer to Purchase following this page, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Offer to Purchase. In accessing the Offer to Purchase, you agree to be bound by the following terms and conditions, including any modifications to them any time you receive any information from us as a result of such access.

        NOTHING IN THIS ELECTRONIC TRANSMISSION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. THE FOLLOWING OFFER TO PURCHASE SHOULD NOT BE FORWARDED OR DISTRIBUTED TO ANY OTHER PERSON AND SHOULD NOT BE REPRODUCED IN ANY MANNER WHATSOEVER, AND IN PARTICULAR, SHOULD NOT BE FORWARDED TO ANY ITALIAN PERSON OR TO ANY ITALIAN ADDRESS. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THIS DOCUMENT IN WHOLE OR IN PART IS UNAUTHORIZED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

        Confirmation of your Representation:    In order to be eligible to view this Offer to Purchase or make an investment decision with respect to the Debentures, you must not be a resident of Italy. This Offer to Purchase is being sent at your request and by accepting the e-mail and accessing this Offer to Purchase, you shall be deemed to have represented to us that you are not a resident of Italy, the electronic mail address that you gave us and to which this e-mail has been delivered is not located in Italy, that you consent to delivery of such Offer to Purchase by electronic transmission and that you are a holder or a beneficial owner of Norsk Hydro ASA's 9.000% debentures due 2012 or 7.500% debentures due 2016.

        You are reminded that this Offer to Purchase has been delivered to you on the basis that you are a person into whose possession this Offer to Purchase may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorized to, deliver this Offer to Purchase to any other person.

        The materials relating to the offering do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., or any affiliate of the above are licensed brokers or dealers in that jurisdiction, the offering shall be deemed to be made by such firm or such affiliate on behalf of Norsk Hydro ASA in such jurisdiction.

        This Offer to Purchase may have been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., or any person who controls such firms, or any director, officer, employee or agent of such firms or affiliate of any such person who controls such firms, or any director, officer, employee or agent of such firms or affiliate of any such person, accept no liability or responsibility whatsoever in respect of any difference between the Offer to Purchase distributed to you in electronic format and the hard copy version available to you on request from Deutsche Bank Securities Inc. or J.P. Morgan Securities Inc.

NORSK HYDRO ASA

OFFER TO PURCHASE FOR CASH
ANY AND ALL OF ITS OUTSTANDING

U.S.$ 350,000,000 9.000% Debentures due April 15, 2012
U.S.$ 300,000,000 7.500% Debentures due October 1, 2016

        Norsk Hydro ASA (the "Company") hereby offers to purchase for cash any and all of its outstanding 9.000% Debentures due April 15, 2012 and any and all of its outstanding 7.500% Debentures due October 1, 2016 (the "Debentures"). Such offers (the "Offer" or "Offers") are being made upon the terms and subject to the conditions set forth in this Offer to Purchase, as the same may be amended from time to time (as amended from time to time, the "Offer to Purchase") at a price per $1,000 principal amount of any Debenture purchased (the "Purchase Price") to be determined in the manner described in this Offer to Purchase by reference to a fixed spread (the "Fixed Spread") over the yield to maturity (the "Reference Yield") based on the bid side price of the applicable U.S. Treasury Security (the "Reference Treasury Security") specified below, as calculated on the Price Determination Date (defined below), plus accrued and unpaid interest thereon up to, but not including, the date of payment of such Purchase Price (the "Settlement Date").

CUSIP/ISIN Number	Aggregate Principal Amount Outstanding	Debentures	Reference Bond	Bloomberg Reference Page	Fixed Spread	Hypothetical Purchase Price*
656531AB6/ US656531AB61	$350,000,000	9.000% Debentures due April 15, 2012	4.875% U.S. Treasury Notes due 15 February 2012	BBT6	0.55%	$1,291.58
656531AE0/ US656531AE01	$300,000,000	7.500% Debentures due October 1, 2016	4.250% U.S. Treasury Notes due 15 August 2014	BBT6	0.85%	$1,227.98

*
Hypothetical Purchase Price based on the Reference Yield of the Reference Treasury Security as of 11.00 a.m., New York City time on Tuesday, November 2, 2004, and a Settlement Date of Monday, November 15, 2004. See Schedule B for detailed calculations.

THE OFFERS WILL EXPIRE AT 5.00 P.M., NEW YORK CITY TIME, ON
FRIDAY, NOVEMBER 12, 2004 UNLESS EXTENDED OR EARLIER TERMINATED

        The Offers will expire at 5.00 p.m., New York City time, on Friday, November 12, 2004 (the "Expiration Date"), unless extended by the Company in its sole discretion, subject to the right of the Company to earlier terminate or amend each Offer at any time as discussed herein.

        None of the Company, Deutsche Bank Securities Inc. ("Deutsche Bank"), J.P. Morgan Securities Inc. ("JPMorgan" and together with Deutsche Bank, the "Dealer Managers"), Global Bondholder Services Corporation (the "Depositary Agent" and the "Information Agent"), the trustee in respect of the Debentures or any of their respective affiliates makes any recommendations to any holders of the Debentures (the "Holder") as to whether to sell any or all Debentures pursuant to the Offers. Holders of Debentures must make their own decision as to whether to sell Debentures pursuant to the Offers and, if so, the principal amount to sell.

The Dealer Managers for the Offer are:

Deutsche Bank Securities	JPMorgan

November 3, 2004

Selling Restrictions

        This Offer to Purchase does not constitute an offer to buy or the solicitation of an offer to sell Debentures, and offers to sell will not be accepted from Holders of the Debentures, in any jurisdiction in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer, the Offers shall be deemed to be made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction. Neither the delivery of this Offer to Purchase nor any purchase of Debentures shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof, or that the information herein is correct as of any time subsequent to the date hereof.

United Kingdom

        This Offer to Purchase has been issued by and is the sole responsibility of the Company and is only for circulation to Holders and other persons in the United Kingdom to whom it may lawfully be communicated in accordance with the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, any person satisfying this criteria being referred to as a "relevant person." This communication may not be acted upon in the United Kingdom by anyone who is not a relevant person.

Italy

        Neither the Offer made by this Offer to Purchase nor any of the information contained herein constitutes an offer or an invitation to offer to sell or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase, exchange or acquire the Debentures, in the meaning set forth in articles 1, lett. (v), and 102 ff., of Legislative Decree February 24, 1998, n. 58. The Offers are not being made and will not be made, directly or indirectly, in or into, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange publicly or privately available in the Republic of Italy. Offers to sell should not be made pursuant to the Offers by any such use, means, instrument or facility or from within the Republic of Italy. Doing so may render invalid any purported offer to sell. Accordingly, copies of this Offer to Purchase and any related documents should not be mailed or otherwise forwarded, distributed or sent in, into or from the Republic of Italy and persons receiving such documents must not forward, distribute or send them in or into or from the Republic of Italy. Therefore, Holders are hereby notified that, to the extent such Holders are Italian residents or are located in Italy, the Offer is not available to them and, as such, any acceptance instruction on whatever form received from such person shall be void. Any person who may have a legal or contractual obligation to forward this Offer to Purchase and any related offer documents in the Republic of Italy should read this Offer to Purchase before doing so. No prospectus will be lodged with, or registered by, the Commissione Nazionale per le Società e la Borsa (CONSOB) in respect of the Offers. Accordingly, neither this Offer to Purchase nor any other material relating to the Offers may be distributed or made available in the Republic of Italy.

Belgium

        In Belgium, the Offers will not, directly or indirectly, be made to, or for the account of, any person other than to professional or institutional investors referred to in article 3, 2° of the Belgian royal decree of 7 July 1999 on the public character of financial operations (the "Public Decree"), each acting on their own account. This Offer to Purchase has not been and will not be submitted to nor approved by the Belgian Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank, Financie en assurantiewezen) and accordingly may not be used in connection with any offer in Belgium except as may otherwise be permitted by law.

1

France

        The Offers are not being made, directly or indirectly, to the public in France and only qualified investors ("Investisseurs Qualifiés") as defined in Article L.4111-2 of the French Code Monétaire et Financier and decree no. 98-880 dated 1 October 1998 are eligible to accept the Offers.

        On November 3, 2004, the Company announced that it was making an offer to purchase for cash up to 25% of its outstanding €400,000,000 6.25% notes due January 10, 2010. On this date, the Company also announced that it was making an offer to purchase for cash any and all of its outstanding £225,000,000 6.500% notes due June 21, 2021. Neither of these offers for Euro and Sterling notes will be available to holders in the United States and will expire on November 18, 2004, unless extended or terminated.

2

THE OFFER

Purchase Price

        The Purchase Price for Debentures purchased pursuant to each Offer will be calculated in accordance with standard market practice, as described in Schedule A, in a manner intended to result in a yield (the "Purchase Offer Yield") to the maturity date ("Maturity Date") specified for the Debentures on the cover page hereof equal to (i) the Reference Yield on the Reference Treasury Security as calculated by the Dealer Managers in accordance with standard market practice, based on the bid side price for the Reference Treasury Security, as displayed on the page on the Bloomberg Bondtrader series of pages (the "Bloomberg Reference Page") referenced on the cover page hereof (or, if any relevant price is not available on a timely basis or is manifestly erroneous, such recognized quotation services as the Dealer Managers may select in their sole discretion) (the "Reference Source") anticipated to be at 4:00 pm., New York City time, on Wednesday, November 10, 2004, (the "Price Determination Date"), plus (ii) the Fixed Spread. Details of the Purchase Price will be made available on the Price Determination Date through the Depositary Trust Company ("DTC"), electronic media (Reuters, Bloomberg) and the Dealer Managers (at the phone numbers listed on the back page).

        The Purchase Price of each Debenture purchased pursuant to the Offer will be determined by calculating, per $1,000 principal amount of each Debenture, (x) the present value of (a) the principal amount payable at the Maturity Date ($1,000) plus (b) all remaining payments of interest up to and including the Maturity Date, discounted (assuming payment on the Settlement Date) at the Purchase Offer Yield to the Maturity Date, minus (y) accrued and unpaid interest up to, but not including, the Settlement Date, in accordance with the assumptions and methodologies described in Schedule A. The Purchase Price will be rounded to the nearest cent per $1,000 principal amount for a Debenture. The Dealer Managers will calculate the Reference Yield, Purchase Price and accrued interest for each Debenture purchased pursuant to the Offer and the Dealer Managers, calculation will be conclusive and binding absent manifest error. A hypothetical calculation demonstrating the determination of the Purchase Price in the manner described above is set forth for each series of Debentures in Schedule B.

        The Settlement Date will be on or about November 15, 2004 or, in the event of an extension of an Offer, such later date as is notified to Holders by the Company.

        The Offers are not contingent upon any minimum principal amount of Debentures being purchased.

Purpose and Background of the Offers

        The Offers are being made to decrease the Company's outstanding indebtedness and to reduce its annual interest expense. The Company will use available cash to provide the total amount of funds required to purchase the Debentures sought pursuant to the Offers, to pay all accrued and unpaid interest on the Debentures, and to pay all fees and expenses in connection therewith.

Procedures for Tendering Debentures

        Holders must follow the procedures for tendering Debentures described herein. Holders should not send their Debentures to the Company or to the Dealer Managers.

        Holders holding Debentures through DTC are required to submit their acceptances of each Offer through DTC's Automated Tender Offer Program ("ATOP") (each such acceptance of the Offer an "Electronic Communication"). DTC has authorised DTC participants that hold Debentures on behalf of beneficial owners of Debentures through DTC to tender those Debentures as if they were the Holders. Upon receipt of a Holder's Electronic Communication through ATOP, DTC will edit and verify the offer to sell and send an Agent's Message to the Depositary Agent.

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        The term "Agent's Message" means a message transmitted by DTC, received by the Depositary Agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgement from the Holders accepting the Offer, which are the subject of such book-entry confirmation, that such Holder has received and agrees to be bound by the terms of this Offer and that the Company may enforce such agreement against such Holder.

        An Electronic Communication may only be made by (i) a Holder which is a direct accountholder with DTC; or (ii) a direct accountholder holding Debentures on behalf of the ultimate beneficial owner of such Debentures, which direct accountholder has been instructed by or on behalf of the ultimate beneficial owner to submit an Electronic Communication on its behalf.

        By sending an Electronic Communication the beneficial owner is deemed to represent that it has read this Offer and is in compliance with all applicable legal and regulatory requirements and such Electronic Communication shall state (failure to provide the information and to give the instructions set out below may render the Offer to sell void):

  (a)
  the aggregate nominal amount of the Debentures for which the acceptance of the Offer is being made stating the CUSIP and/or the ISIN; and

  (b)
  the name of the Holder and the securities account number at DTC.

        Holders who hold Debentures outside DTC should make arrangements to deliver such Debentures to an account held at DTC and then follow the procedure set out above in order to participate in the Offer, and Holders may contact the Depositary Agent to obtain further information regarding the procedure of delivering such Debentures to an account at DTC.

        Beneficial owners of Debentures who are not direct participants in DTC must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in DTC through which they hold Debentures to submit a valid Electronic Communication to DTC prior to the expiration of the Offer. The beneficial owners of Debentures that are held in the name of a broker, dealer, bank, custodian, trust company or other nominee or custodian should contact such entity sufficiently in advance of the expiration of the Offer if they wish to submit an offer to sell in accordance with the normal procedures of DTC and the deadlines imposed by DTC.

No Letter of Transmittal

        There is no letter of transmittal for this Offer. Holders who hold Debentures through DTC must tender Debentures through DTC's ATOP procedures.

No Guaranteed Delivery

        There are no guaranteed delivery provisions provided for by the Company in conjunction with the Offers under the terms of this Offer to purchase or any other of the offer materials. Holders must tender their Debentures in accordance with the procedures set forth above.

Expiration Date; Extension; Amendment; Termination

        Each Offer will expire at 5:00 p.m., New York City time, on Friday, November 12, 2004, unless extended or earlier terminated by the Company in its sole discretion. The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend either or both Offers for such period or periods as the Company may determine by making a public announcement of such extension prior to 9:00 a.m., New York City time, on the next New York Stock Exchange trading day following the previously scheduled Expiration Date.

4

        The Company expressly reserves the right any time or from time to time, subject to applicable law, to (i) amend the terms of either Offer in any respect and (ii) terminate either Offer. Any determination by the Company concerning any of the foregoing events shall be final and binding upon all Holders.

        In the event that the Company shall terminate an Offer, it shall as soon as practicable give notice thereof to DTC. In such event the Purchase Price will not be paid or become payable.

Withdrawal of Tenders

        With respect to Debentures subject to the Offer to Purchase, tenders of Debentures made on or before the Expiration Date may be validly withdrawn at any time until 5:00 p.m., New York City time, on the Expiration Date, but not thereafter unless otherwise required by law. If, after the Expiration Date, the Company is required by law to permit withdrawal, then the previously tendered Debentures may be validly withdrawn to the extent required by law.

        For a withdrawal of a tender of Debentures to be effective, the Depositary Agent must receive a written or facsimile transmission withdrawal notice on or before the Expiration Date, by a properly transmitted "Request Message" through ATOP. Any such notice of withdrawal must (a) specify the name of the person who tendered the Debentures to be withdrawn, (b) contain the description of the Debentures to be withdrawn and the aggregate principal amount represented by such Debentures and (c) be otherwise in accordance with the procedures of DTC.

        Debentures validly withdrawn may thereafter be retendered at any time before the applicable Expiration Date by following the procedures described under "—Procedures for Tendering Debentures."

        The Company will determine all questions as to the form and validity (including time of receipt) of any notice of withdrawal of a tender, in its sole discretion, which determination shall be final and binding. None of the Company, the Depositary Agent, the Dealer Managers, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.

Acknowledgement of Receipt of Instructions

        The receipt of an Electronic Communication by the DTC may be acknowledged in accordance with the standard practices of the DTC. For the avoidance of doubt, such acknowledgement does not constitute a confirmation that agreement to sell Debentures pursuant to the Offer by a Holder will be accepted by the Company or the Depositary Agent on behalf of the Company.

Acceptance for Payment and Payment for the Debentures

        If the Offers are not terminated or extended, and Debentures are accepted in each Offer, the Company will accept Debentures for payment promptly following the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment Debentures offered for sale if, as and when the Company gives written notice to the Depositary Agent of its acceptance for payment of such Debentures. The tendering of Debentures by a Holder who has agreed to sell to the Company will constitute an agreement by such Holder to deliver good and marketable title to the Debentures on the appropriate Settlement Date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind. The Company expressly reserves the right to delay acceptance for payment of Debentures tendered under the Offers or to terminate the Offers and not accept for payment any Debentures.

5

        Payment for any Debentures purchased pursuant to the Offers will be made, subject to the terms and conditions of the Offer, to a Holder or the Holder's designated agent in immediately available funds on the Settlement Date.

Representations, Warranties and Undertakings

        By offering to sell their Debentures through the submission of an Electronic Communication in accordance with the requirements of the DTC, Holders and beneficial owners of each series of Debentures shall be deemed to represent, warrant and undertake the following on each of the Expiration Date and Settlement Date. (If the relevant Holder or beneficial owner is unable to give these representations, warranties and undertakings, such Holder (or beneficial owner via the relevant Holder) should contact the Dealer Managers.)

1.
We acknowledge that we have received, reviewed and accept the terms of the Offer.

2.
We acknowledge that by blocking such Debentures in DTC, we will be deemed to consent to have the relevant Clearing System provide details concerning our identity to the Depositary Agent.

3.
Upon the terms and subject to the conditions of the Offer, we hereby accept the Offer in respect of the principal amount of Debentures in our account blocked in DTC. Subject to and effective upon purchase by the Company of the Debentures blocked in DTC, we hereby renounce all tight, title and interest in and to all such Debentures purchased by or at the direction of the Company and hereby waive and release any rights or claims we may have against the Company with respect to any such Debentures and the Offers.

4.
We acknowledge that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the Holder offering to sell its Debentures shall be binding upon the successors, assigns, heirs, executors, trustees in bankruptcy and legal representatives of the Holder offering to sell its Debentures and shall not be affected by, and shall survive, the death or incapacity of the Holder offering to sell its Debentures.

5.
We acknowledge that no information has been provided to us by the Company with regard to the tax consequences to Holders or beneficial owners of the Debentures arising from the sale of Debentures in the Offer and the receipt of the Purchase Price and Accrued Interest, if any (as defined in Schedule A) and hereby acknowledge that we are solely liable for any taxes and similar or related payments imposed on us under the laws of any applicable jurisdiction as a result of our participation in the Offers and agree that we will not and do not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against the Company, any Dealer Manager, the Depositary Agent or any other person in respect of such taxes and payments.

6.
If the Debentures are accepted by the Company for payment, we acknowledge that the value date for delivery and receipt will be the Settlement Date.

7.
We hereby represent and warrant that we are outside the Republic of France or, if we are located in the Republic of France, we are a qualified investor or acting directly for the account of a qualified investor (as defined in article L.411-2 of the French Code monétaire et financier and Decree No. 98-888 dated 1 October 1998).

8.
We hereby represent and warrant that we are not residents of or located in the Republic of Italy and that we have not distributed or forwarded the Offer or any other communications or documents to or from the Republic of Italy.

9.
We hereby represent and warrant that we are outside the United Kingdom or, if we are residents of or located in the United Kingdom, we satisfy the criteria of being a "relevant person" for the purpose of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001.

6

10.
We hereby represent and warrant that we are outside the Kingdom of Belgium or, if we are located in the Kingdom of Belgium, we are a professional or institutional investor referred to in article 3.2 of the Public Decree (as defined on page 2), acting on behalf of our own account.

11.
We hereby represent and warrant that we have full power and authority to offer to sell, assign and transfer the Debentures offered for sale hereby and that if such Debentures are accepted for payment by the Company, such Debentures will be transferred to, or to the order of, the Company with full title free from all liens, charges and encumbrances, not subject to any adverse claim and together with all rights attached thereto. We will, upon request, execute and deliver any additional documents and/or so such things deemed by the Company to be necessary or desirable to complete the transfer and cancellation of the Debentures or to evidence such power and authority.

12.
We hereby represent, warrant and undertake that we hold and will hold (unless previously withdrawn on or before the Expiration Date in accordance with the procedures described in "—Withdrawal of Tenders"), until the time of settlement on the Settlement Date, the Debentures blocked in DTC and that, in accordance with the requirements of DTC and by the deadline required by DTC, we have submitted, or have caused to be submitted, an Electronic Communication to DTC, as the case may be:

(i)
to authorize the blocking of the offered for sale Debentures with effect on and from the date thereof so that, at any time pending the transfer of such Debentures on the Settlement Date and the cancellation thereof, no transfers of such Debentures may be effected; and

(ii)
to debit the Debentures blocked in DTC for purchase from the appropriate account on the Settlement Date.

13.
We have observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, complied with all requisite formalities and paid any issue, transfer or other taxes or requisite payments due from us in each respect in connection with any offer or acceptance, in any jurisdiction and that we have not taken or omitted to take any action in breach of the representations or which will or may result in the Company or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offers or offer to sell of Debentures in connection therewith.

Rejection of Offers

        The Depositary Agent on behalf of the Company will reject any and all acceptances or withdrawals (subject to Rule 14e-1 under the U.S. Securities Exchange Act of 1934, which requires that the Company pay the consideration offered or return the Debentures deposited by or on behalf of the Holders promptly after the termination or withdrawal of an applicable Offer) by a Holder of each Offer which the Company determines are not in proper form or for which the corresponding acceptance or withdrawal to purchase or purchase would, in the opinion of the Company, be unlawful.

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THE DEBENTURES

Description of the Debentures

        The Debentures are unsecured obligations of the Company ranking pari passu in right of payment of principal, premium and interest with all other existing and future unsecured and unsubordinated indebtedness of the Company. As of November 2, 2004, $350,000,000 in aggregate principal amount of the 9.000% Debentures due April 15, 2012 and $300,000,000 in aggregate principal amount of the 7.500% Debentures due October 1, 2016 of each series of Debentures were outstanding.

Trading in the Debentures

        To the extent that the Debentures are traded, prices of such Debentures may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. In addition, quotations for securities that are not widely traded, such as the Debentures, may differ from actual trading prices and should be viewed as approximations. Holders of Debentures are urged to contact their brokers to obtain the best available information as to current market prices. To the extent that Debentures are purchased, the trading market for the Debentures may become more limited. A debt security with a smaller outstanding principal amount available for trading (a small "float") may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for Debentures not purchased may be affected aversely to the extent that the principal amount of the Debentures purchased pursuant to the Offers reduces the float.

8

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a summary of the material U.S. federal income tax consequences to holders resulting from the sale of Debentures to the Company pursuant to the Offers. This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's particular circumstances, or to certain types of holders subject to special treatment under U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, U.S. Holders (as defined below) that have a "functional currency" other than the U.S. dollar, persons holding Debentures as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities and certain expatriates or former long-term residents of the United States). In addition, the discussion does not consider the effect of any alternative minimum taxes or foreign, state, local or other tax laws, or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders. Further, this summary assumes that holders are beneficial owners of the Debentures and hold Debentures as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

        This discussion does not consider the U.S. federal income tax consequences of a sale of a Debenture held by a partnership or an entity that is treated as a partnership for U.S. federal income tax purposes. If a partnership holds Debentures, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A person or entity that is a partner of a partnership tendering Debentures is urged to consult its tax advisor.

        This discussion also does not consider the U.S. federal income tax consequences of a sale of a Debenture held by a Non-U.S. Holder that is an individual who is present in the United States for 183 days or more in the taxable year of disposition. Such a Non-U.S. Holder is urged to consult his or her tax advisor.

        This summary is based on the Code and applicable U.S. Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

        As used herein, a "U.S. Holder" of a Debenture means a beneficial owner of a Debenture that is for U.S. federal income tax purposes (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust that either (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

        As used herein, a "Non-U.S. Holder" means a beneficial owner of a Debenture that is an individual, a corporation, an estate or a trust that is not a U.S. Holder.

        Each holder is urged to consult its own tax advisor to determine the federal, state, local, foreign and other tax consequences to it of the sale of Debentures to the Company pursuant to the Offers.

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Tax Considerations for U.S. Holders

  Sale of a Debenture

        A sale of Debentures by a U.S. Holder pursuant to the Offers will be a taxable transaction to such U.S. Holder for U.S. federal income tax purposes. A U.S. Holder generally will recognize capital gain (subject to the market discount rules discussed below) or loss on the sale of a Debenture in an amount equal to the difference between (1) the amount of cash received for such Debenture (other than the portion of such cash that is properly allocable to accrued but unpaid interest), and (2) the U.S. Holder's "adjusted tax basis" for such Debenture at the time of sale. Generally, a U.S. Holder's adjusted tax basis for a Debenture will be equal to the cost of the Debenture to such U.S. Holder. If applicable, a U.S. Holder's tax basis in a Debenture also will be increased by any market discount previously included in income by such U.S. Holder pursuant to an election to include market discount in gross income currently as it accrues, and reduced by any amortizable bond premium which the U.S. Holder has previously elected to deduct. Certain non-corporate U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains (i.e., gain on a Debenture held for more than one year). The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be U.S. source gain or loss.

        An exception to the capital gain treatment described above may apply to a U.S. Holder that purchased a Debenture at a "market discount." Subject to a statutory de minimis exception, in general, market discount is the excess of the Debenture's principal amount over the U.S. Holder's tax basis in such Debenture immediately after its acquisition by such U.S. Holder. In general, unless the U.S. Holder has elected to include market discount in income currently as it accrues, any gain realized by a U.S. Holder on the sale of a Debenture having market discount in excess of a de minimis amount will be treated as ordinary income to the extent of the market discount that has accrued (on a straight line basis or, at the election of the U.S. Holder, on a constant yield basis) while such Debenture was held by the U.S. Holder.

        In general, if a U.S. Holder purchased a Debenture for an amount in excess of the Debenture's principal amount plus accrued interest, such U.S. Holder will be considered to have purchased such Debenture with "amortizable bond premium" equal in amount to such excess. A U.S. Holder that elected to amortize such premium as an offset to interest income must reduce its tax basis in the Debenture by the amount of the premium used to offset interest income.

        The amount of cash received in the Offers that is attributable to accrued but unpaid interest on a Debenture will be taxable as ordinary interest income to the extent not previously included in gross income by the U.S. Holder. Any such interest income generally will be foreign source income.

  Information Reporting and Backup Withholding

        In general, information reporting requirements apply to any consideration (including accrued interest) paid pursuant to the Offers to U.S. Holders other than certain exempt recipients (such as corporations). Unless such U.S. Holder has submitted an Internal Revenue Service ("IRS") Form W-9 to the clearing system or financial institution through which such U.S. Holder owns a beneficial interest in the Debentures, and such IRS Form W-9 is current as of the date of the payment of proceeds to such U.S. Holder pursuant to the Offers, such U.S. Holder may be subject to backup withholding at a rate of 28% on the gross proceeds paid to such U.S. Holder. U.S. Holders may obtain a Form W-9 by contacting the Information Agent.

        Backup withholding is not an additional tax. A U.S. Holder subject to the backup withholding rules will be allowed a credit equal to the amount withheld against such holder's U.S. federal income tax liability and, if withholding results in an overpayment of tax, such holder may be entitled to a refund, provided that the requisite information is timely furnished to the IRS.

10

Tax Considerations for Non-U.S. Holders

        Subject to the discussion concerning and backup withholding below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain on the sale of a Debenture pursuant to the Offers or on the receipt of accrued interest on a Debenture unless such Non-U.S. Holder held the Debenture in connection with a U.S. trade or business carried on by such Non-U.S. Holder.

        The payment of proceeds from the sale of a Debenture pursuant to the Offers that is made within the United States or through some U.S.-related financial intermediaries may be required to be reported to the IRS. Unless such Non-U.S. Holder has submitted an IRS Form W-8BEN to the clearing system or financial institution through which such Non-U.S. Holder owns a beneficial interest in the Debentures, and such IRS Form W-8BEN is current as of the date of the payment of proceeds to such Non-U.S. Holder pursuant to the Offers, such Non-U.S. Holder may be subject to backup withholding at a rate of 28% on the gross proceeds paid to such Non-U.S. Holder. Non-U.S. Holders may obtain a Form W-8BEN by contacting the Information Agent.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

        THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE SALE OF DEBENTURES TO THE COMPANY PURSUANT TO THE OFFERS INCLUDING THE EFFECT OF ANY FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

11

THE DEALER MANAGERS, INFORMATION AGENT AND DEPOSITARY AGENT

        The Company has engaged Deutsche Bank and JPMorgan as Dealer Managers in connection with each Offer. Any Holder that has questions concerning the terms of the Offers may contact the Dealer Managers. The Company has agreed to pay each Dealer Manager as compensation for its services as Dealer Manager of the Offers a fee based on the aggregate principal amount of Debentures purchased pursuant to the Offer. In addition, the Company will reimburse the Dealer Managers for the reasonable fees and expenses of their legal counsel. The Company has agreed to indemnify each Dealer Manager against certain liabilities and expenses in connection with the Offers, including certain liabilities under the federal securities laws. The Dealer Managers may trade the Debentures for the account of customers or for their own account and, accordingly, may hold long or short positions in the Debentures. Additionally, the Dealer Managers have provided and may continue to provide investment banking services to the Company.

        Global Bondholder Services Corporation has been retained as Information Agent for the Offers. The Information Agent will receive reasonable and customary compensation and will be reimbursed for its reasonable out-of-pocket expenses.

        Global Bondholder Services Corporation also acts as Depositary Agent on behalf of the Company in connection with the Offers.

AVAILABLE INFORMATION

        The Company is required to file periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information (when filed with the Commission) can be inspected and copied at the public reference facilities of the Commission at Room 1010, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and The Woolworth Building, 233 Broadway, New York, New York 10279. Copies of such material can also be obtained from the Public Reference Section of the Commission at the above Washington, D.C. address at prescribed rates. In addition, the Commission maintains a site on the World Wide Web that contains reports, proxy statements and information statements and other information filed electronically with the Commission. The address of such Web site is http:/www.sec.gov. Such material can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which exchange certain other securities of the Company are listed.

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SCHEDULE A

FORMULA TO DETERMINE PURCHASE PRICE

YLD	=	Purchase Offer Yield expressed as a decimal.
CPN	=	The nominal rate of interest payable on the Debentures expressed as a decimal.
N	=
The number of semi-annual interest payments, based on the Maturity Date for the Debentures from (but not including) the Settlement Date to (and including) the Maturity Date pursuant to the terms of the Debentures.
S	=
The number of days from and including the semi-annual interest payment date immediately preceding the Settlement Date up to (but not including) the Settlement Date. The number of days is computed using the 30/360 day-count method.
R	=	Assumed principal amount at maturity, which is $1,000.
/	=
Divide. The term immediately to the left of the division symbol is divided by the term immediately to the right of the division symbol before any other addition or subtraction operations arc performed.
Exp	=	Exponentiate. The term to the left of "exp" is raised to the power indicated by the term to the right of "exp".
N K = 1	=
Summate. The term in the brackets to the right of the summation symbol is separately calculated "N" times (substituting for "k" in that term each whole k – 1 number between 1 and N, inclusive), and the separate calculations are then added together.
Purchase Price	=	The purchase price per $1,000 principal amount of the Debentures (excluding accrued interest). The Purchase Price is rounded to the nearest cent.
Accrued Interest	=	Accrued and unpaid interest per $1,000 principal amount to but not including the Settlement Date.
Accrued Interest	=	R(CPN/2)(S/180)
Purchase Price	=	{	R (1+YLD/2)exp(N – S/180)	}	+	{	N K = 1	R(CPN/2) (1+YLD/2)exp(k – S/180)	}	– R(CPN/2)(S/180)

A-1

SCHEDULE B

HYPOTHETICAL PURCHASE PRICE CALCULATION

        This Schedule provides a hypothetical illustration of the Purchase Price payable pursuant to the Offer based on hypothetical data, and should, therefore, be used solely for the purpose of obtaining an understanding of the calculation of the Purchase Price as quoted at hypothetical rates and times, and should not be used or relied upon for any other purpose.

		9.000% DEBENTURES DUE APRIL 15, 2012	7.500% DEBENTURES DUE OCTOBER 1, 2016
Reference Treasury Security:	=	4.875% U.S. Treasury Notes due February 15, 2012, as displayed on the Bloomberg Bondtrader, Page BBT6	4.250% U.S. Treasury Notes due August 15, 2014, as displayed on the Bloomberg Bondtrader, Page BBT6
Fixed Spread:	=	0.55% (55 basis points)	0.85% (85 basis points)
Example:
Assumed Expiration Date and Time:	=	11:00 a.m., New York City time, on Tuesday, November 2, 2004	11:00 a.m., New York City time, on Tuesday, November 2, 2004
Assumed Settlement Date:	=	Monday, November 15, 2004	Monday, November 15, 2004
Assumed Reference Yield:	=	3.806%	4.089%
Fixed Spread	=	0.55%	0.85%
YLD	=	4.356%	4.939%
CPN	=	9.000%	7.500%
N	=	15	24
S	=	30	44
R	=	$1,000	$1,000
Purchase Price	=	$1,291.58	$1,227.98
Accrued Interest	=	$7.50	$9.17
Purchase Price plus Accrued Interest	=	$1,299.08	$1,237.15

B-1

Requests for additional copies of the Offer to Purchase may be directed to the Information Agent.

The Information Agent for the Offer is:

Global Bondholder Services Corporation	Global Bondholder Services Corporation
65 Broadway—Suite 704 New York, New York 10006 Attn: Corporate Actions Banks and Brokers call: +1 (212) 430 3774 Toll free +1 (866) 470 3900	Mercury House Triton Court 14 Finsbury Square London EC2A 1BR England Telephone: +44 (0) 20 7814 5017

Depositary Agent

Global Bondholder Services Corporation

65 Broadway—Suite 704
New York, New York 10006
Attn: Corporate Actions
Banks and Brokers call: +1 (212) 430 3774
Toll free +1 (866) 470 3900

Questions regarding the Offers or how to accept the Offers should be directed to the Dealer Managers.

The Dealer Managers for the Offers are:

Deutsche Bank Securities	J.P. Morgan Securities Inc.
Attn: Liability Management 60 Wall Street New York, New York 10005 U.S.A. (866) 627 0391 (toll-free) (212) 250 2955	Attn: Liability Management Desk 270 Park Avenue New York, New York 10017-2070 (866) 834 4666 (toll-free) (212) 834 4802

IMPORTANT NOTICE

        NOT FOR DISTRIBUTION TO ANY U.S. PERSON OR ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN THE UNITED STATES OR ITALY.

        IMPORTANT: You must read the following before continuing.    The following applies to the Announcement following this page, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Announcement. In accessing the Announcement, you agree to be bound by the following terms and conditions, including any modifications to them any time you receive any information from us as a result of such access.

        If you are in any doubt as to the contents of this offer document or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, or from another appropriately authorized independent financial adviser.

        If you have recently sold or otherwise transferred your entire holding(s) of the Notes referred to below, you should immediately forward this offer document to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

        NOTHING IN THIS ELECTRONIC TRANSMISSION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. NORSK HYDRO ASA'S 6.250% NOTES DUE 2010 AND 6.500% NOTES DUE 2021 (TOGETHER THE "NOTES"), HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE U.S. OR OTHER JURISDICTION.

        THE FOLLOWING ANNOUNCEMENT SHOULD NOT BE FORWARDED OR DISTRIBUTED TO ANY OTHER PERSON AND SHOULD NOT BE REPRODUCED IN ANY MANNER WHATSOEVER, AND IN PARTICULAR, SHOULD NOT BE FORWARDED TO ANY U.S. PERSON OR TO ANY U.S. ADDRESS OR TO ANY ITALIAN PERSON OR TO ANY ITALIAN ADDRESS. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THIS DOCUMENT IN WHOLE OR IN PART IS UNAUTHORIZED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

        Confirmation of your Representation:    In order to be eligible to view this Announcement or make an investment decision with respect to the Notes, you must be located outside the United States and must not be a U.S. person (within the meaning of Regulation S under the Securities Act), a United States person (as that term is defined in the Internal Revenue Code of 1986 as amended and currently in effect) or a resident of Italy. This Announcement is being sent at your request and by accepting the e-mail and accessing this Announcement, you shall be deemed to have represented to us that you are not a U.S. person or a resident of Italy, the electronic mail address that you gave us and to which this e-mail has been delivered is not located in the U.S., that you consent to delivery of such Announcement by electronic transmission and that you are a holder or a beneficial owner of Norsk Hydro ASA's 6.250% Notes due 2010 and 6.500% Notes due 2021.

        You are reminded that this Announcement has been delivered to you on the basis that you are a person into whose possession this Announcement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorized to, deliver this Announcement to any other person.

        The materials relating to the offering do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and Deutsche Bank AG London and J.P. Morgan Securities Ltd. or any affiliate of the above are licensed brokers or dealers in that jurisdiction, the offering shall be deemed to be made by such firm or such affiliate on behalf of Norsk Hydro ASA in such jurisdiction.

        This Announcement has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently Deutsche Bank AG London, J.P. Morgan Securities Ltd. or any person who controls such firms, or any director, officer, employee or agent of such firms or affiliate of any such person, accept no liability or responsibility whatsoever in respect of any difference between the Announcement distributed to you in electronic format and the hard copy version available to you on request from Deutsche Bank AG London or J.P. Morgan Securities Ltd..

NORSK HYDRO ASA

OFFER TO PURCHASE FOR CASH
FOR THE AMOUNT AND IN THE MANNER SPECIFIED BELOW

Any and all of its outstanding	Up to 25% of its outstanding
£225,000,000 6.500% Notes due 2021	€400,000,000 6.250% Notes due 2010

        No person is authorised in connection with the Offer (as defined below) to give any information or to make any representation not contained in this Announcement and any information or representation not contained herein must not be relied upon as having been authorised by the Company (as defined below) or Deutsche Bank AG London ("Deutsche Bank") and J.P. Morgan Securities Ltd. ("JPMorgan" and, together with Deutsche Bank, the "Dealer Managers"). Neither the delivery of this Announcement nor the offer to sell of any Notes shall, under any circumstances, constitute a representation or create any implication that there has been no change in the affairs of the Company and its subsidiaries since the date hereof.

        Norsk Hydro ASA (the "Company") invites all holders (the "Noteholders") of its outstanding €400,000,000 6.250% Notes due 2010 ("Euro Notes") and of its outstanding £225,000,000 6.500% Notes due 2021 ("Sterling Notes" and, together with the Euro Notes, the "Notes") to offer to sell ("offer to sell") such Notes to the Company upon the terms and subject to the conditions of this Announcement (the "Offer" or "Offers"). The Company will purchase Notes pursuant to the Offer at a price (the "Purchase Price") to be determined in the manner described below by reference to the sum of the tender spread for the Euro Notes (the "Euro Tender Spread") and the sum of the tender spread for the Sterling Notes (the "Sterling Tender Spread" and together with the Euro Tender Spread, the "Tender Spreads"), which are anticipated to be announced by the Company on 15 November 2004, and the bid yield to maturity of the Bundesrepublik Deutschland 4.500% due 4 July 2009 for the Euro Notes and the mid yield to maturity of the 8% UK Treasury Gilt due 7 June 2021 for the Sterling Notes (the "Benchmark Bonds") as more fully described in Schedules A and B. It is anticipated that the Euro Tender Spread will be between 35 basis points ("bps") and 25 bps (the "Euro Tender Spread Range") and the Sterling Tender Spread will be between 60 bps and 55 bps (the "Sterling Tender Spread Range"). The Company will also pay accrued and unpaid interest up to, but excluding, the Settlement Date (defined below) on those Notes accepted for purchase pursuant to the Offers.

Common Code/ ISIN Number	Aggregate Principal Amount Outstanding	Notes	Reference Bond	Bloomberg Reference Page	Indicative Tender Spread Range
010332427/ XS0103324272	€400,000,000	6.250% Notes due 2010	4.500% Bundesrepublik Deutschland due 4 July 2009	PXGB	between 35 bps and 25 bps
6009401849/ XS 0094018495	£225,000,000	6.500% Notes due 2021	8.000% UK Treasury Gilt due 7 June 2021	PXUK	between 60 bps and 55 bps

        The Company intends to purchase any and all of the Sterling Notes and up to a maximum of €100,000,000 of the outstanding principal amount of the Euro Notes (representing up to 25% of such outstanding principal amount of the Euro Notes). If the aggregate principal amount of Euro Notes offered for sale by Noteholders pursuant to the Offers exceeds the aggregate principal amount of Euro Notes that the Company agrees to accept for purchase, then all orders will be accepted on the pro rata basis described herein (see "Purchase of the Notes" below).

        Noteholders who do not participate in the Offers, or whose Notes are not accepted for purchase by the Company, will continue to hold their Notes subject to the terms and conditions of such Notes and the Trust Deed dated as of 22 January, 1999, as supplemented.

THE OFFER WILL EXPIRE AT 5.00 P.M. CENTRAL EUROPEAN TIME ("CET") ON 18 NOVEMBER 2004,
UNLESS THE PERIOD FOR THE OFFER IS EXTENDED OR EARLIER TERMINATED.

        NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, BUT SUBJECT TO APPLICABLE LAW, THE COMPANY SHALL IN ITS SOLE DISCRETION HAVE THE RIGHT TO TERMINATE, EXTEND OR AMEND THE OFFER AS DESCRIBED BELOW UNDER THE HEADING "TERMINATION, EXTENSION AND AMENDMENT" AT ANY TIME BEFORE THE TRANSMITTAL OF THE ACCEPTANCE OF OFFER TO SELL NOTES (AS DEFINED BELOW). THE OFFER TO SELL BY A NOTEHOLDER PURSUANT TO THE OFFER WILL BE IRREVOCABLE UNLESS EXPRESSLY AGREED IN WRITING BY THE COMPANY OR VALIDLY WITHDRAWN.

Dealer Managers

Deutsche Bank	JPMorgan

November 3, 2004

Selling Restrictions

        This announcement of the Offers (the "Announcement") does not constitute an offer to buy or the solicitation of an offer to sell Notes, and offers to sell will not be accepted from holders of the Notes, in any jurisdiction in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to he made by a licensed broker or dealer, the Offers shall be deemed to be made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction. Neither the delivery of this Announcement nor any purchase of Notes shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof, or that the information herein is correct as of any time subsequent to the date hereof.

United Kingdom

        This Announcement has been issued by and is the sole responsibility of the Company and is only for circulation to Noteholders and other persons in the United Kingdom to whom it may lawfully be communicated in accordance with the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, any person satisfying this criteria being referred to as a "relevant person." This communication may not be acted upon in the United Kingdom by anyone who is not a relevant person.

United States

        The Offers are not being made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation: facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States, and Notes may not be offered for sale by any such use, means, instrumentality or facility from or within the United States.

Italy

        Neither of the Offers made by this Announcement nor any of the information contained herein constitutes an offer or an invitation to offer to sell or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase, exchange or acquire the Notes, in the meaning set forth in articles l, lett. (v), and 102 ff., of Legislative Decree February 24, 1998, n. 58. The Offers are not being made and will not be made, directly or indirectly, in or into, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange publicly or privately available in the Republic of Italy. Offers to sell should not be made pursuant to the Offers by any such use, means, instrument or facility or from within the Republic of Italy. Doing so may render invalid any purported offer to sell. Accordingly, copies of this Announcement and any related documents should not be mailed or otherwise forwarded, distributed or sent in, into or from the Republic of Italy and persons receiving such documents must not forward, distribute or send them in or into or from the Republic of Italy. Therefore, Noteholders are hereby notified that, to the extent such Noteholders are Italian residents or are located in Italy, the Offers are not available to them and, as such, any Electronic acceptance instruction (as defined herein) or any other acceptance instruction on whatever form received from such person shall be void. Any person who may have a legal or contractual obligation to forward this Announcement and any related offer documents in the Republic of Italy should read this Announcement before doing so. No prospectus will be lodged with, or registered by, the Commissione Nazionale per le Societá e la Borsa ("CONSOB") in respect of the Offers. Accordingly, neither this Announcement nor any other material relating to the Offers may be distributed or made available in the Republic of Italy.

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Belgium

        In Belgium, the Offers will not, directly or indirectly, be made to, or for the account of, any person other than to professional or institutional investors referred to in article 3, 2° of the Belgian royal decree of 7 July 1999 on the public character of financial operations (the "Public Decree"), each acting on their own account. This Announcement has not been and will not be submitted to nor approved by the Belgium Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank, Financie en assurantiewezen) and accordingly may not be used in connection with any offer if Belgium except as may otherwise be permitted by law.

France

        The Offers are not being made, directly or indirectly, to the public in France and only qualified investors ("Investisseurs Qualifiés") as defined in Article L. 411-2 of the French Code Monétaire et Financier and decree no. 98-880 dated 1 October 1998 are eligible to accept the Offer.

        As at the date hereof, €400,000,000 of the Euro Notes and £225,000,000 of the Sterling Notes in aggregate principal amount were outstanding. Each series of Notes has been admitted to trading on the London Stock Exchange. Interest for the Euro Notes currently accrues at the coupon rate of 6.250% and for the Sterling Notes currently accrues at a coupon rate of 6.500%.

        Each of the dates and times referred to in this Announcement (including in the Timetable below) is subject to change as specified under "Extension and Amendment" below. Each of the times referred to in this Announcement are CET times.

        On November 3, 2004, the Company announced that it was making a simultaneous offer to purchase for cash any and all of its outstanding $350,000,000 9.000% debentures due 2012, and any and all of its outstanding $300,000,000 7.500% debentures due 2016. Both of these offers for dollar debentures will expire on November 12, 2004, unless extended or terminated.

Timetable

        The following table lists the expected dates and times of the key events relating to the Offers.

Event	Date/Time
Circulation of Announcement	Wednesday 3 November 2004
Period during which Electronic Orders may be submitted by Noteholders (the "Offer Period")	From and including Wednesday 3 November 2004 to and including 5 p.m. CET on Thursday 18 November 2004
Announcement of Tender Spreads	Monday 15 November 2004
Expiration Time	5 p.m. CET on Thursday 18 November 2004
Transmittal of Acceptance of Offer to sell Notice	Friday 19 November 2004, prior to Pricing Time
Pricing Time	2 p.m. CET on Friday 19 November 2004
Anticipated Settlement Date	Wednesday 24 November 2004

2

Summary of the Offers

Information
Notes subject to the Offers	€400,000,000 6.250% Notes due 2010	Cover page
£225,000,000 6.500% Notes due 2021
Aggregate maximum principal amount of Notes to be purchased	Unless otherwise announced by the Company, the Company intends to purchase any and all of the Sterling Notes and up to €100,000,000 of the outstanding principal amount of Euro Notes.	Cover page
Euro Tender Spread Range	Between 35 bps and 25 bps.	Cover page
Sterling Tender Spread Range	Between 60 bps and 55 bps.	Cover page
Benchmark Bond for Euro Notes	Bundesrepublik Deutschland 4.500% due 4 July 2009.	Cover page
Benchmark Bond for Sterling Notes	8.000% UK Treasury Gilt due 7 June 2021.	Cover page
Method of Submitting an Offer to Sell	Electronic Order	Page 4
Dealer Managers	Deutsche Bank AG London J.P. Morgan Securities Ltd.	Back Page
Purchase Agent	Global Bondholder Services Corporation	Back Page
Clearing Systems	Clearstream Banking, societe anonyme ("Clearstream") and Euroclear Bank S.A./N.V., as operator of the Euroclear system ("Euroclear," and together with Clearstream, the "Clearing Systems").

Purpose and Background of the Offers

        The Offers are being made to decrease the Company's outstanding indebtedness and to reduce its annual interest expense. The Company will use available cash to provide the total amount of funds required to purchase the Notes sought pursuant to the Offers, to pay all accrued and unpaid interest on the Notes, and to pay all fees and expenses in connection therewith.

Procedures for an offer to sell by a Noteholder

        After the announcement of this Offer, a Noteholder may offer to sell Notes through submitting an electronic order (an "Electronic Order") in the manner set forth below.

General

        The Offers expire at 5 p.m. CET on 18 November 2004 (the "Expiration Time"). Noteholders wishing to offer to sell Notes pursuant to the Offer must ensure that a valid Electronic Order is submitted prior to the Expiration Time.

3

        Noteholders should not submit Electronic Orders directly to the Company, the Purchase Agent, the Dealer Managers or the Trustee.

        All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment of Notes and offer to sell and withdrawal of Notes will be determined by the Company in its sole discretion, and such determination will be final and binding, The Company reserves the absolute right to reject any or all offers to sell Notes that it determines are not in proper form or the acceptance for payment of or payment for which may, upon the advice of the Company's legal counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities in the offers to sell with regard to any of the Notes. The Company also reserves the absolute right to waive any such defect or irregularity as to particular Notes, whether or not the Company elects to waive similar defects or irregularities in the case of other Noteholders. Any defect or irregularity must be cured within such time as the Company determines, unless waived by it. Offers to sell Notes will be deemed not to have been made until such irregularities have been cured or waived. None of the Company, the Dealer Managers or the Purchase Agent shall be under any duty to give notice to Noteholders of any defects or irregularities in any offers to sell by or on behalf of the Noteholders, nor shall any of them incur any liability for failure to give such notice.

Electronic Orders

        To offer to sell Notes by Electronic Order, a Noteholder should either (i) contact Euroclear or Clearstream for participation procedures and deadlines regarding the submission of a tested telex, authenticated SWIFT message, a Euclid server or Cedcom instruction (each an "Electronic acceptance instruction") to authorize the offer to sell Notes and the blocking of the relevant accounts in Euroclear or Clearstream, as the case may be; or (ii) request such Noteholder's broker, dealer, bank, trust company or other nominee to effect the submission of an Electronic acceptance instruction to authorise the offer to sell Notes and the blocking of the relevant accounts in Euroclear or Clearstream for such Noteholder. Noteholders whose Notes are held on their behalf by a broker, dealer, bank, trust company or other nominee must contact such entity if they desire to offer to sell their Notes for purchase by the Company.

        For the avoidance of doubt, each Noteholder submitting an Electronic Order must ensure that Euroclear or Clearstream, as the case may be, is authorised to block the account(s) in which the Notes offered for sale are held so that no transfers may be effected in relation to such Notes at any time from and including the date on which the Noteholder submits its Electronic Order. By blocking such Notes in the relevant Clearing System, each Noteholder will be deemed to consent to have the relevant Clearing System provide details concerning such Noteholder's identity to the Purchase Agent.

        The offer to sell Notes by a Noteholder will be deemed to have occurred upon receipt by the relevant Clearing System of a valid Electronic acceptance instruction in accordance with the requirements of such Clearing System. The receipt of such Electronic acceptance instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System and will result in the blocking Notes in the relevant Clearing System so that no transfers may be effected in relation to such Notes. Notwithstanding the Noteholder's valid offer to sell of Notes, the Company is under no obligation to accept the Notes for payment and may terminate the Offer at any time.

4

        Beneficial owners of Notes who are not direct participants in Euroclear or Clearstream must contact their broker, dealer, bank, custodian, trust company or other nominee (a "Custodian") to arrange for their direct participant in Euroclear or Clearstream, as the case may be, to submit instructions to such Clearing System in accordance with its requirements. The beneficial owners of Notes that are held in the name of a Custodian should contact such entity sufficiently in advance of the Expiration Time if they wish to offer to sell their Notes and be eligible to receive the Purchase Price, and ensure that the Notes in the relevant Clearing System are blocked in accordance with the requirements and deadlines of such Clearing System. Such beneficial owners should not submit such instructions to the Purchase Agent, the Clearing Systems, the Company or the Dealer Managers.

Withdrawal of Tenders

        With respect to the Notes subject to the Offer, tenders of Notes made on or before the Expiration Time may be validly withdrawn at any time until the Expiration Time, but not thereafter unless otherwise required by law. If, after the Expiration Time, the Company is required by law to permit withdrawal, then the previously tendered Notes may be validly withdrawn to the extent required by law. Notes validly withdrawn may thereafter be retendered at any time before the applicable Expiration Time by following the procedures described under "—Procedures for an offer to sell by a Noteholder."

Costs and Expenses; Fees

        The Offers described in this Announcement are free of charges, costs and expenses for the relevant Noteholder save that any charges, costs and expenses charged by the Noteholder's depositary bank and any fees or commissions charged by the Noteholder's broker, dealer, investment bank, commercial bank, private bank, depositary bank, trust company or other financial institution shall be borne by the relevant Noteholder.

No Guaranteed Delivery

        There are no guaranteed delivery procedures provided by the Company in connection with the Offers Beneficial owners of Notes that are held in the name of a Custodian must contact their Custodian sufficiently in advance of the Expiration Time if they wish to offer to sell their Notes and be eligible to receive the Purchase Price.

Settlement

        Upon the terms and subject to the conditions of each Offer (including, if the period for which each Offer is open is extended or such Offer is amended, the terms and conditions of any such extension or amendment), the Company will purchase for the Offer Amount those Notes specified in each Acceptance of Offer to sell Notice (as defined below) on or about 24 November 2004 (the "Settlement Date") or, in the event of an extension of such Offer, such later date as is notified to Noteholders by the Company.

        All sales pursuant to each Offer will settle through the normal procedures of the relevant Clearing System.

Representations, Warranties and Undertakings

        By offering to sell their Notes through the submission of an Electronic acceptance instruction in accordance with the requirements of the relevant Clearing System, Noteholders and beneficial owners of the Notes shall be deemed to represent, warrant and undertake the following on each of the Expiration Time and Settlement Date. (If the relevant Noteholder or beneficial owner is unable to give these representations, warranties and undertakings, such Noteholder (or beneficial owner via the relevant Noteholder) should contact the Dealer Managers.)

5

1.
We acknowledge that we have received, reviewed and accept the terms of the Announcement.

2.
We acknowledge that by blocking such Notes in the relevant Clearing System, we will be deemed to consent to have the relevant Clearing System provide details concerning our identity to the Purchase Agent.

3.
Upon the terms and subject to the conditions of the Offer, we hereby accept the Offer in respect of the principal amount of Notes in our account blocked by the relevant Clearing System. Subject to and effective upon purchase by the Company of the Notes blocked in the relevant Clearing System, we hereby renounce all tight, title and interest in and to all such Notes purchased by or at the direction of the Company and hereby waive and release any rights or claims we may have against the Company with respect to any such Notes and the Offer.

4.
We acknowledge that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the Noteholder offering to sell its Notes shall be binding upon the successors, assigns, heirs, executors, trustees in bankruptcy and legal representatives of the Noteholder offering to sell its Notes and shall not be affected by, and shall survive, the death or incapacity of the Noteholder offering to sell its Notes.

5.
We acknowledge that no information has been provided to us by the Company with regard to the tax consequences to Noteholders or beneficial owners of the Notes arising from the sale of Notes in the Offer and the receipt of the Purchase Price and Accrued Interest, if any (as defined in Schedule A for the Sterling Notes and in Schedule B for the Euro Notes) and hereby acknowledge that we are solely liable for any taxes and similar or related payments imposed on us under the laws of any applicable jurisdiction as a result of our participation in the Offer and agree that we will not and do not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against the Company, any Dealer Manager, the Purchase Agent or any other person in respect of such taxes and payments.

6.
If the Notes are accepted by the Company for payment, we acknowledge that the value date for delivery and receipt will be the Settlement Date.

7.
We hereby represent and warrant that we are outside the Republic of France or, if we are located in the Republic of France, we are a qualified investor or acting directly for the account of a qualified investor (as defined in article L.411-2 of the French Code monétaire et financier and Decree No. 98-888 dated 1 October 1998).

8.
We hereby represent and warrant that we are not residents of or located in the Republic of Italy and that we have not distributed or forwarded the Announcement or any other communications or documents to or from the Republic of Italy.

9.
We hereby represent and warrant that we are outside the United Kingdom or, if we are residents of or located in the United Kingdom, we satisfy the criteria of being a "relevant person" for the purpose of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001.

10.
We hereby represent and warrant that we are outside the Kingdom of Belgium or, if we are located in the Kingdom of Belgium, we are a professional or institutional investor referred to in article 3.2 of the Public Decree (as defined on page 2), acting on behalf of our own account.

11.
We hereby represent and warrant that we have full power and authority to offer to sell, assign and transfer the Notes offered for sale hereby and that if such Notes are accepted for payment by the Company, such Notes will be transferred to, or to the order of, the Company with full title free from all liens, charges and encumbrances, not subject to any adverse claim and together with all rights attached thereto. We will, upon request, execute and deliver any additional documents and/or so such things deemed by the Company to be necessary or desirable to complete the transfer and cancellation of the Notes or to evidence such power and authority.

6

12.
We hereby represent, warrant and undertake that we hold and will hold (unless previously withdrawn on or before the Expiration Time in accordance with the procedures described in "—Procedures for an offer to sell by a Noteholder"), until the time of settlement on the Settlement Date, the Notes blocked in the relevant Clearing System and that, in accordance with the requirements of the relevant Clearing System and by the deadline required by the relevant Clearing System, we have submitted, or have caused to be submitted, an Electronic acceptance instruction to the Clearing System, as the case may be:

(i)
to authorize the blocking of the Notes offered for sale with effect on and from the date thereof so that, at any time pending the transfer of such Notes on the Settlement Date and the cancellation thereof, no transfers of such Notes may be effected; and

(ii)
to debit the Notes blocked in the relevant Clearing System for purchase from the appropriate account on the Settlement Date.

13.
We are not a US person; and (1) are the beneficial holder of the Notes offered for sale in the Offer or (2) if we are not the beneficial holder of such Notes, either (a) we have sole investment discretion with respect to such Notes or (b) we are not holding such Notes for the account or benefit of a US person.

14.
We have observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, complied with all requisite formalities and paid any issue, transfer or other taxes or requisite payments due from us in each respect in connection with any offer or acceptance, in any jurisdiction and that we have not taken or omitted to take any action in breach of the representations or which will or may result in the Company or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offer or offer to sell of Notes in connection therewith.

Offer to Sell

        For the avoidance of doubt, the submission of a valid Electronic Order in accordance with the procedures described above, resulting in the blocking of the relevant accounts in the relevant Clearing System, will be deemed to constitute, upon receipt, an offer to sell Notes by a Noteholder, and following Expiration Time and acceptance by the Company, will be irrevocable and will constitute a binding offer between such Noteholder and the Company, in accordance with the terms set forth herein.

Purchase of the Notes

        Upon the terms and subject to the conditions set forth in this Announcement, the Company will, unless otherwise increased or cancelled by the Company prior to the Expiration Time, accept for purchase any or all Sterling Notes and up to €100,000,000 principal amount of Euro Notes. If by the Expiration Time, the Company has received offers to sell representing an aggregate principal amount of Euro Notes in excess of the aggregate principal amount of Euro Notes that the Company elects to purchase, the Company shall accept a reduced portion of such offers to sell on a pro rata basis. Any such pro rata allocation will be calculated by multiplying each Electronic Order by a factor equal to the aggregate principal amount of Euro Notes that the Company is to purchase divided by the aggregate principal amount of Notes in such series offered for sale by all Noteholders. Each offer to sell reduced in this manner will be rounded to the nearest denomination which shall be €1,000 for the Euro Notes.

7

        The Company expressly reserves the right, in its sole discretion, to delay acceptance of the purchase for cash of Notes in order to comply with applicable laws. In all cases, the purchase for cash of Notes offered for sale pursuant to the Offers will only be made after the submission of a valid Electronic Order in accordance with the procedures described above resulting in the blocking of the relevant accounts at the relevant Clearing System.

        The failure of any person to receive a copy of this Announcement or any notice issued by the Company in connection with the Offers shall not invalidate any aspect of each Offer. No acknowledgement of receipt of any Electronic Order and/or other documents will be given by the Company.

        The Offer, the Announcement and all contracts resulting therefrom shall be governed by and construed in accordance with the laws of England. Submission by or on behalf of a Noteholder of an Electronic Order constitutes his or her submission, in relation to all matters arising out of or in connection with the Offer, this Announcement and all contracts resulting therefrom, to the exclusive jurisdiction of the courts of England.

        For the purposes of the Offers, the Company will be deemed to have accepted for purchase, pursuant to the terms of each Offer, the Notes validly offered for sale if, as and when the Company delivers the Acceptance of Offer to sell Notice (as defined below) with respect to such Notes.

Calculation of Purchase Price

        The Company will pay for Notes sold by a Noteholder pursuant to each Offer an amount (the "Offer Amount") equal to {(a) × (b)} + (c) where (a) means the Purchase Price for such Notes as calculated in accordance with the formula below, (b) means the principal amount of Notes accepted for purchase from such Noteholder (rounded to the nearest €0.01) and (c) means the interest accrued under such Notes from and including the preceding interest payment date of such Notes to but excluding the Settlement Date, all in accordance with the assumptions and methodologies described in Schedule A (Sterling Notes) and Schedule B (Euro Notes). A hypothetical calculation demonstrating the determination of the Purchase Price in the manner described above is set forth in Schedule C.

Acceptance for Purchase for Cash and Payment for Notes

        If the Offers are not terminated or extended, and Notes are accepted in each Offer, the Company will accept Notes for payment promptly following the Expiration Time. Acceptance of the Notes are subject to proration as discussed above. For purposes of the Offer, the Company will be deemed to have accepted for payment Notes offered for sale if, as and when the Company gives written notice to the Purchase Agent of its acceptance for payment of such Notes. Upon giving of written notice of acceptance of Notes (the "Acceptance of Offer to sell Notice"), the Company and the Purchase Agent will promptly instruct the Clearing Systems to unblock all other Notes which have been offered for sale and not accepted by the Company. The Company expressly reserves the right to delay acceptance for payment of Notes tendered under the Offers or to terminate the Offers and not accept for payment any Notes.

        If the Notes offered for sale are accepted for payment by the Company, the Purchase Price and Accrued Interest for Notes purchased pursuant to each Offer will be paid on the Settlement Date in immediately available funds delivered to the Purchase Agent, who will act as agent for the Company for the purpose of receiving payments from or on behalf of the Company and transmitting such payments to the Clearing Systems. The deposit of such funds with the Purchase Agent shall discharge the obligation to pay for any Notes accepted for payment.

8

        The Company is under no obligation to accept Notes which have been validly offered for sale in the Offers. Such offers to sell may be rejected in the sole discretion of the Company for any reason and the Company is under no obligation to the Noteholders to furnish any reason or justification for refusing to accept an offer to sell. For example, offered for sale Notes may be rejected and not accepted if the Offers are terminated, if the Offers do not comply with the requirements of a particular jurisdiction, as a result of the application of proration principles or for other reasons.

Termination, Extension and Amendment

        Notwithstanding any other provision of the Offers, the Company may, subject to applicable laws, at its option, (i) terminate either Offer; (ii) extend the Offer Period with respect to either Offer, subject to any maximum period that the Offer is required to be open under any applicable law or regulation; (iii) amend either Offer in any respect (other than increasing the Tender Spreads after the Spread Fixing Date, unless Noteholders that have submitted their offer to sell on or prior to the date such increase in the relevant Tender Spread is announced by the Company are released by the Company from their obligation to sell Notes pursuant to such Offer); or (iv) delay acceptance of or, subject to applicable law, purchase of the Notes under the Offers until satisfaction or waiver of the conditions to the Offers, even if such Offers have expired. The Company also reserves the right at any time to waive any or all of such conditions. The Company will ensure that Noteholders are notified of any such termination, amendment or extension as soon as is reasonably practicable thereafter.

Further Information

        This Announcement does not constitute a recommendation by the Company or its directors or the Dealer Managers or the Purchase Agent to Noteholders to sell the Notes. Neither the Company nor its directors nor the Dealer Managers nor the Purchase Agent have authorised any third party to make any such recommendation. Noteholders should thoroughly examine the information contained in this Announcement, consult their personal legal, tax and investment advisers and make an independent decision whether to offer to sell any Notes held by them to the Company on the basis of this Announcement.

        Depending on the final number of Notes purchased by the Company on the basis and terms of this Announcement, the liquidity of the outstanding Notes may be adversely affected. The Company does not guarantee or ensure the liquidity or price of such outstanding Notes. The Company may acquire further Notes after the Offer Period has lapsed, whether in the market or otherwise. The Company may also redeem any outstanding Notes in accordance with their respective terms and conditions.

        Neither the Company nor the Dealer Managers nor the Purchase Agent has any duty to make a market in the Notes not sold pursuant to this Announcement.

Dealer Managers and Purchase Agent

        The Company has retained Deutsche Bank and JPMorgan to act as the Dealer Managers and Global Bondholder Services Corporation to act as the Purchase Agent, in connection with the Offers. The Company has agreed to pay the Dealer Managers and the Purchase Agent for their services in connection with the Offer.

        In the ordinary course of its business, Deutsche Bank and JPMorgan and their respective affiliates have engaged and may engage in commercial and investment banking transactions with the Company and the Company's affiliates.

9

        Deutsche Bank and JPMorgan in the ordinary course of their business, may make markets in securities of the Company or its affiliates, including the Notes. As a result, from time to time, JPMorgan and Deutsche Bank may own certain securities issued by the Company or any of its affiliates, including the Notes.

        Deutsche Bank and JPMorgan do not assume any responsibility for the accuracy or completeness of the information concerning the Company, the Company's affiliates or the Notes contained in this Announcement or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

Taxation

        All payments by the Company will be made without withholding of or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any authority having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law.

        Noteholders should take their own tax advice in relation to the tax consequences of offering to sell Notes pursuant to the Offers.

Notices

        Any statements, notices or other communications by the Company for the attention of Noteholders in relation to the Offers will be made through Euroclear and Clearstream in accordance with their usual procedures.

        Neither the Company nor its Board of Directors, nor the Dealer Managers, nor the Purchase Agent makes any recommendation as to whether of offer to sell Notes. Noteholders must make their own decision with regard to offering to sell Notes. In accordance with normal practice, J.P. Morgan Trustee and Depositary Company Limited, as trustee for the Noteholders (the "Trustee"), expresses no opinion on the merits of the Offers nor does it accept any responsibility for the accuracy or completeness of this Announcement or any other documents prepared in connection with the Offers.

10

SCHEDULE A

FORMULA TO DETERMINE PURCHASE PRICE FOR STERLING NOTES

        The Company will pay for the Sterling Notes being sold by a Noteholder pursuant to this Offer an amount equal to the Purchase Price (expressed as a percentage) for such Sterling Notes as calculated below, multiplied by the total nominal amount of the Sterling Notes so sold and rounded to the nearest Sterling 0.01 plus interest accrued on such Sterling Notes from and including the preceding interest payment date of such Sterling Note to but excluding the Settlement Date. The Dealer Managers will calculate the Purchase Price for the Sterling Notes in a manner intended to result in a yield to maturity of such Sterling Notes equal to the annualised sum of (a) the Yield of the Benchmark Bond and (b) the Sterling Tender Spread pursuant to the following formula:

Purchase Price	=	(	N i = 1	[	CFi (1 + YLD)exp (i -D/360)	]	– Accrued Interest	)

Where:

N i = 1	=	Summate. The term to the right of the summation symbol is separately calculated "N" times (substituting for the "i" in that term each whole number between 1 and N, inclusive) and the separate calculations are then added together.
Accrued Interest	=
Interest accrued, expressed as a percentage, in accordance with its terms and conditions from and including the preceding interest payment date of the Sterling Note to but excluding the Settlement Date.
Cash Payment Date	=
Each date on which payments of interest thereon and principal (if any) are to be made in accordance with the terms and conditions of the Sterling Notes subsequent to the Settlement Date to and including the maturity date of the Sterling Notes.
CFi	=
The aggregate amount of cash, expressed as a percentage, scheduled to be paid on the Sterling Notes on the "i th" out of the "N" remaining Cash Payment Dates up to the maturity date. Scheduled payments of cash include interest and, on the maturity date, principal.
D	=	The number of days from and including the immediately preceding interest payment date under the Sterling Notes to but excluding the Settlement Date.
Sterling Tender Spread	=	The Sterling Tender Spread (expressed in basis points) which will be announced by the Company on 15 November 2004.
N	=	The number of all remaining Cash Payment Dates from and excluding the Settlement Date to and including the scheduled maturity date of the Sterling Notes.
Purchase Price	=	The purchase price for the Sterling Notes, expressed as a percentage and rounded to the nearest 0.001%.

A-1

Quotation Service	=
Bloomberg page: PXUK. In the event that the price of the Reference Gilt on Bloomberg page PXUK is not available on a timely basis or is manifestly erroneous, the Dealer Managers may select another quotation service at its sole discretion.
Benchmark Bond Yield	=
The yield to maturity of the Reference Gilt, as calculated in accordance with standard market practice based on the mid price for such Reference Gilt for regular-way settlement as displayed by the Quotation Service at the Pricing Time. The Reference Yield will be rounded to the nearest 0.001%.
Settlement Date	=	Expected to be 24 November 2004.
YLD	=
The annual Tender Offer Yield (as defined below) for the Sterling Notes (expressed in the calculation as a decimal number). The "Offer Yield" means the sum of the Reference Yield of the Reference Gilt and the Sterling Note Tender Spread.
Exp	=	Exponentiate.

        The Dealer Managers will calculate the Benchmark Bond Yield, Tender Offer Yield, Purchase Price and Accrued Interest for the Sterling Notes sold pursuant to this Offer and such calculation will absent manifest error be final and binding on the Company and the Noteholder.

A-2

SCHEDULE B

FORMULA TO DETERMINE PURCHASE PRICE FOR EURO NOTES

        The Dealer Managers will calculate the Purchase Price for the Euro Notes in accordance with the formula below in a manner intended to result in a yield to maturity of the Euro Notes equal to the sum of (a) the yield to maturity of the Benchmark Bond and (b) the Euro Note Tender Spread:

Purchase Price	=	(	N i = 1	[	CFi (1 + YLD)exp (i -D/V)	]	– Accrued Interest	)

        Where:

N i = 1	=	Summate. The term to the right of the summation symbol is separately calculated "N" times (substituting for the "i" in that term each whole number between 1 and N, inclusive) and the separate calculations are then added together.
Accrued Interest	=
Interest accrued, expressed as a percentage, in accordance with their terms and conditions, from and including the preceding interest payment date under the Euro Notes to but excluding the Settlement Date.
Cash Payment Date	=
Each date on which payments of interest and principal (if any) are to be made in accordance with the terms and conditions of the Euro Notes from and excluding the Settlement Date to and including the scheduled maturity date of the Euro Notes.
CFi	=
The aggregate amount of cash, expressed as a percentage, scheduled to be paid on the Notes being priced on the "i th" out of the "N" remaining Cash Payment Dates up to the maturity date. Scheduled payments of cash include interest and, on the maturity date, principal.
D	=	The number of days from and including the immediately preceding interest payment date under the Euro Notes to but excluding the Settlement Date.
V	=	365 unless settlement occurs within a coupon period which includes a leap year (February 29), in which case 366.

B-1

Euro Tender Spread	=	The Euro Tender Spread which will be announced by the Company on 15 November 2004.
N	=	The number of outstanding Cash Payment Dates from and excluding the Settlement Date to and including the scheduled maturity date of the Euro Notes.
Purchase Price	=	The purchase price for the Euro Notes, expressed as a percentage and rounded to the nearest 0.001%.
Quotation Service	=
Bloomberg page: PXGB. In the event that the price of the Benchmark Bond on Bloomberg page PXGB is not available on a timely basis or is manifestly erroneous, the Dealer Managers may select another quotation service a its sole discretion.
Benchmark Bond Yield	=
The yield to maturity of the Benchmark Bond for the Euro Notes, as calculated with reference to the bid price for such Benchmark Bond for regular-way settlement as displayed by the Quotation Service at the Pricing Time. The Benchmark Bond Yield will be rounded to the nearest 0.001%.
Settlement Date	=	Expected to be 24 November 2004.
YLD	=	The Offer Yield (as defined below) for the Euro Notes (expressed in the calculation as a decimal). The "Offer Yield" means the sum of the Benchmark Bond Yield and the Euro Tender Spread.
Exp	=	Exponentiate.

        The Dealer Managers will calculate the Benchmark Bond Yield, Offer Yield, Purchase Price and Accrued Interest for the Euro Notes accepted for purchase pursuant to this Offer and such calculation will, absent manifest error, be conclusive and binding on the Company and the Noteholders.

B-2

SCHEDULE C

ILLUSTRATIVE EXAMPLE OF PURCHASE PRICE CALCULATION

Illustrative example of Purchase Price calculation

        The example set out below is a calculation of the Purchase Price based on hypothetical information, The example should only be used as a means of understanding how the Purchase Price will be determined and should not be used for any other purpose or relied upon.

	£225,000,000 6.500% Notes due 2021	€400,000,000 6.250% Notes due 2010
Redemption Date:	7 June 2021	15 January 2010
Benchmark Bond:	8.000% UK Treasury Gilt due 7 June 2021, as of 3:30 p.m. CET on 2 November 2004	Bundesrepublik Deutschland 4.500% due 4 July 200•, as of 3:30 p.m. CET on 2 November 2004
Example
Settlement Date	24 November 2004	24 November 2004
N	17	6
YLD	5.347%	3.438%
Tender Spread (bps)	60	30
D	167	314
Purchase Price	112.409%	113.037%
Purchase Price per £1,000/€1,000 nominal	£1,124.09	€1,130.37
Accrued Interest	3.015%	5.362%
Accrued Interest per £1,000/€1,000 nominal	£30.15	€53.62
Offer Amount (Purchase Price + Accrued Interest) per £1,000/€1,000 nominal	£1,154.24	€1,183.99

C-1

Contact Information

        Requests for information in relation to the offering to sell procedures and submission of an Electronic Order instruction should be directed to:

Requests for all other information in relation to the Offers should be directed to:

THE DEALER MANAGERS

Deutsche Bank AG London	J.P. Morgan Securities Ltd.
Attention: Liability Management Winchester House 1 Great Winchester Street London EC2N 2DB For Information by Telephone: +44 (0) 20 7545 8011	Attention: Liability Management 125 London Wall London EC2Y 5AJ For Information by Telephone: +44 (0) 20 7777 4185

THE PURCHASE AGENT

Global Bondholder Services Corporation

Mercury House
Triton Court
14 Finsbury Square
London, EC2A 1BR England
For Information by Telephone:
+44 (0) 20 7814 5017

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsk Hydro ASA (Registrant)
November 9, 2004 (Date)	/s/ Ida Helliesen Ida Helliesen Senior Vice President, Corporate Finance & Tax

QuickLinks

IMPORTANT NOTICE
THE OFFER
THE DEBENTURES
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
THE DEALER MANAGERS, INFORMATION AGENT AND DEPOSITARY AGENT
AVAILABLE INFORMATION
SCHEDULE A FORMULA TO DETERMINE PURCHASE PRICE
SCHEDULE B HYPOTHETICAL PURCHASE PRICE CALCULATION
IMPORTANT NOTICE
SCHEDULE A FORMULA TO DETERMINE PURCHASE PRICE FOR STERLING NOTES
SCHEDULE B FORMULA TO DETERMINE PURCHASE PRICE FOR EURO NOTES
SCHEDULE C ILLUSTRATIVE EXAMPLE OF PURCHASE PRICE CALCULATION
THE DEALER MANAGERS
THE PURCHASE AGENT
SIGNATURES